

November 20, 2012

<u>Via E-mail</u>
Baoyuan Zhu
Chairman of the Board
China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludo
Liaoning Province
China

> **Re: China Hefeng Rescue Equipment, Inc.**
> **Form 8-K**
> **Amended October 9, 2012**
> **Response Submitted November 7, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 000-54224**

Dear Mr. Zhu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K amended October 9, 2012</u>

1.   We will continue to evaluate your responses to our prior comments when you file the amendment referenced in your responses.

Our Corporate History and Background, page 6

2.   Please revise your disclosure to explain the transaction mentioned in your response to prior comment 1. Also, in an appropriate section of your document, add any disclosure required by Regulation S-K Item 404.

Customers, page 15

3.   Please include in the revisions to your business description mentioned in your response to prior comment 3 the extent to which revenue in your March quarter depended on one customer. Also add appropriate risk factors if significant portions of your revenue are derived from customers that are not expected to provide repeat business at historic levels or at all.

Regulation, page 16

4.   When you make your revisions mentioned in your response to prior comment 2, please include the reasons for the delay. Also, please clarify why you can say with certainty on page 13 that the capsule "will pass" the application; this disclosure suggests that the National Safety Standards Center which you indicate in your response reviews the reports has no discretion regarding whether to grant the certification.

Transactions with Related Persons, page 62

5.   We reference the response to prior comment 6 that Huashida Information Consulting has "waived" the requirement of timely payment of the amounts owed by Huludao Rescue under the VIE Agreements. Please revise the disclosure in the next amendment to state when, if ever, you expect the required amounts to be paid. Also, please add a separately captioned risk factor addressing the lack of any payments under the VIE agreements and, if true, that no interest, penalties or other remedies are being sought. Revise your filing throughout where you discuss the agreements to clarify that the VIE has not made any of the required payments under the VIE agreements, including the discussions of the agreements starting on page 34 and on page 51.

6.   With a view toward additional disclosure in an appropriate section of your Form 8-K and in your future filings, please tell us what "growth" you are funding with the waived payments given the amount of cash held by Huludao Rescue disclosed on page 12 of your most recent Form 10-Q. Further, explain why you are taking related-party loans to provide funds to the U.S. parent as disclosed on page 35 of your most recent Form 10-Q rather than making the required payments under the VIE agreements.

Form 10-Q for the quarterly period ended September 30, 2012

Item 2. Management's Discussion and Analysis, page 29

7.   We note your response to prior comment 12. With a view toward expanded disclosure in your future filings, please tell us the extent to which your material contracts expired in the quarters ending June 30 and September 30, and how you determined that additional disclosure regarding the expiration of these contracts is not required.

Results of Operations, page 32

8.   Please tell us and disclose in future filings the reasons for the increase in gross margin in the most recent quarter compared to the same period of the prior year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Robert Brantl, Esq.